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                                                                      EXHIBIT 11

                        SYNTELLECT INC. AND SUBSIDIARIES
             Schedule of Computation of Net Income (Loss) Per Share

                        December 31, 1996, 1995 and 1994

        (in thousands, except percentages, shares and per share amounts)

                                                                                   Years ended December 31,
                                                                               1996           1995           1994
                                                                             --------       --------       --------
Net income (loss)                                                            $ (2,780)      $(16,258)      $  1,117

Weighted average shares:
         Common shares outstanding                                             13,256         13,159         13,078
         Common equivalent shares representing shares
                   issuable upon exercise of employee stock
                   options (1)                                                     --             --            390
                                                                             --------       --------       --------
                            Total weighted average shares-primary              13,256         13,159         13,468

         Incremental common equivalent shares (calculated using
                   the higher of end of period or average fair market
                   values) (2)                                                     --             --             --
                                                                             --------       --------       --------
                            Total weighted average shares-fully diluted        13,256         13,159         13,468

Primary net income (loss) per common and equivalent share                    $  (0.21)      $  (1.24)      $   0.08

Fully diluted net income (loss) per common and equivalent share (2)          $  (0.21)      $  (1.24)      $   0.08

Additional adjustment to fully diluted weighted average shares (3):
         Total weighted average shares-fully diluted                           13,256         13,159         13,468
         Common equivalent shares representing shares issuable
                   upon exercise of employee stock options (1)                     --             --             --
                                                                             --------       --------       --------
                            Total weighted average shares-fully
                            diluted, as adjusted                               13,256         13,159         13,468

Fully diluted net income (loss) per common and equivalent share, as
         adjusted (3)                                                        $  (0.21)      $  (1.24)      $   0.08

Notes:

(1) Amount calculated using the treasury stock method and fair market values.

(2)      The calculation is submitted in accordance with regulation S-K Item 601
         (b)(11) although not required by footnote 2 to paragraph 14 of APB Opinion No. 15 because it results in dilution of less than 3%.

(3) This calculation is submitted in accordance with Regulation S-K Item 601(b)(11) although it is contrary to paragraph 40 of APB Opinion No. 15 because it produces an anti-dilutive result.